UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13028

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kimelman & Baird, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Third Avenue, Suite 2300
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sheila Baird (Name) 212-686-0021 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, PC
(Name – if individual, state last, first, and middle name)

80 Washington Street (Address) Norwell (City) MA (State) 02061 (Zip Code)

02/24/2009 (Date of Registration with PCAOB)(if applicable) 3373 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Sheila Baird_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Kimelman & Baird, LLC_____, as of ___December 31_____, 2 _022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Member

Patricia Kimelman

Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified in New York County
My Commission Expires 10-31-2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT PURSUANT TO SEC RULE 17a-5(d)

For the year ended December 31, 2022

KIMELMAN & BAIRD, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL
INFORMATON

KIMELMAN & BAIRD, LLC

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC, as of December 31, 2022, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kimelman & Baird, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kimelman & Baird, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Kimelman & Baird, LLC's financial statements. The supplemental information is the responsibility of Kimelman & Baird, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Kimelman & Baird, LLC's auditor since 2020.

Norwell, Massachusetts

March 28, 2023

---

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Members of
AICPA

KIMELMAN & BAIRD, LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Current Assets	
Cash and cash equivalents	$ 1,032,515
Clearing firm deposit [Note 2]	50,000
Commission receivable	29,453
Advisory fees receivable	57,100
Securities owned [Note 3 & Note 8]	110,538
Prepaid expenses	54,802
Total Current Assets	1,334,408
Other Assets	
Security deposit	76,648
Right of use of operating lease [Note 7]	753,447
Other assets	32,136
Total Other Assets	862,231
Total Assets	$ 2,196,639

LIABILITIES AND MEMBERS' EQUITY

Liabilites:	
Accounts payable	$ 33,722
Clearing charge payable	22,262
Accrued expenses	113,826
Lease liability [Note 7]	753,447
Total Liabilities	923,257
Members' Equity	1,273,382
Total Liabilities and Members' Equity	$ 2,196,639

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Income
For the Year Ended December 31, 2022

REVENUE

Commission	$	85,354
Investment advisory fees		6,654,269
Other income		10,357
Total revenue		6,749,980

EXPENSES:

Portfolio management expenses	208,565
Employee compensation	814,242
Guaranteed payments	825,000
Custodian fees	231,313
Retirement plan	37,480
Quotes	109,925
Occupancy Cost	326,927
Insurance	73,677
Professional fees	151,329
Auto expense	50,749
Clearing fees	32,433
Computer expense	76,820
Contributions	94,286
Travel and entertainment	53,299
Marketing/Promotional Expense	65,378
Research Expense	56,859
Other expenses	351,354
Total expenses	3,559,636

NET INCOME BEFORE INCOME TAXES		3,383,706
Unincorporated business tax [Note 4]		193,362
NET INCOME	$	3,190,344

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2022

		Total Members' Equity
Beginning balance January 1, 2022	$	1,918,051
Net Income		3,190,344
Distributions to members		(3,835,013)
Ending balance December 31, 2022	$	1,273,382

KIMELMAN & BAIRD, LLC

Statement of Cash Flows
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 3,190,344
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in assets	
Commissions Receivable	(24,935)
Advisory Fees Receivable	(36,187)
Securities Owned	15,576
Prepaid Expenses	(22,401)
Other Assets	12,128
Increase (decrease) in liabilities	
Accounts Payable	10,021
Clearing Charges Payable	17,473
Accrued Expenses	(40,815)
Total adjustments	(69,140)
Net cash used in operating activities	3,121,204
CASH FLOWS FROM FINANCING ACTIVITIES:	
Financing Activities	
Distributions to Members	(3,835,013)
Total cash provided by Financing activities	(3,835,013)
Net Increase in cash	(713,809)
Cash at beginning of year	1,746,324
Cash at end of year	$ 1,032,515

Supplemental Disclosures of Cash Flow Information

SCHEDULE OF NONCASH INVESTING AND FINANCING TRANSACTIONS:		
Right of Use Assets	$	277,162
Lease Liabilities		(277,162)
	$	-

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2022

Note 1: <u>**Organization and Nature of Business**</u>

Kimelman & Baird, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for broker dealers whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2: <u>**Summary of Significant Accounting Policies**</u>

<u>**Basis of Presentation**</u>

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

<u>**Use of estimates**</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>**Cash and Cash Equivalents**</u>

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Amounts maintained with the bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company has, on occasion, exceeded the insured balance during the year.

<u>**Due from Broker**</u>

The Company maintains a clearing deposit account with its clearing broker National Financial Services, LLC. As of December 31, 2022 the Company had a deposit of $50,000 with National Financial Services, LLC.

Note 2: Summary of Significant Accounting Policies (continued)

Accounts Receivable

Management considers all amounts recorded as accounts receivables to be fully collectible; accordingly no allowance for doubtful accounts is required. All amounts are due from various entities and financial institutions. Investment advisory fees receivable are collected quarterly in advance and no allowance is provided for cancellation of advisory agreements. If accounts become uncollectable, they will be charged to operations when that determination is made.

Property and Improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. Application of these methods does not differ materially from generally accepted accounting principles.

Revenue Recognition

Securities transactions are recorded on a trade date basis with related commission income also recorded on a trade date basis. The Company recognizes commissions at the end of each month, after receiving confirmation from the clearing firm of the amount due to the Company. Investment advisory fees are realized quarterly and are recognized on a pro-rata basis.

Accounting Standards Adopted in 2019

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No.2016-02, "Leases (Topic 842)," which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize lease right-of use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance and implementation of Topic 842. In accordance with the guidance as amended, the Company has elected to apply the new standard effective as of January 1, 2019. After implementing this ASU, the statement of financial condition reflects both lease liabilities and right-of-use assets. In addition, the Company recognizes lease expense on a straight-line basis within the expense section of the statement of income. See "Note 7, Lease Commitments" for additional disclosure regarding the Company's leases.

Note 3: Securities Owned

As of December 31, 2022, the Company owns securities which are stated in the statement of financial condition at fair market value of $110,538.

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2022

Note 4: Income Taxes and Limited Liability Company Fees

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its members on their respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes. The Company is subject to New York City Unincorporated Business Tax. For the year ended December 31, 2022, the provision for New York City Unincorporated business tax was $193,362.

Note 5: Profit Sharing Plan (Keogh)

The Company's Profit-sharing plan covers all eligible employees. Contributions to the plan are determined by the Company and subject to IRS guidelines. Actual contribution to the plan amounting to $37,480 for the year 2021 was made during 2022. Accruals made in 2022 towards the contribution were $39,812 and were reflected in the financial statement as of December 31, 2022.

Note 6: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to I. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022 the Company had net capital and net capital requirements of $1,093,786 and $11,321 respectively. The Company's net capital ratio was .16 to 1 which is less than 15 to 1.

Note 7:   Lease Commitments

The Company leases office space under an operating lease agreement that commenced on February 1, 2017. During 2021, the Company extended this lease agreement until August of 2025. The total occupancy cost for year 2022 was $326,927, which includes rent, electric and real estate tax expenses. A security deposit of $76,648 and the first month's lease of $28,816 were recorded on December 30, 2016. The following represents the expected future remaining lease payments under the current agreement:

2023	$	269,553
2024		285,067
2025		198,827
Total	$	753,447

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2022

Note 7: Lease Commitments (Continued)

Rent expense is recorded on a straight-line basis over the term of the lease, with the difference to the actual amount paid recorded as deferred rent. Rent expense pursuant to this lease charged to operations for the year ended December 31, 2022 amounted to $285,692.

Beginning on January 1, 2019, the Company has recorded right-of-use assets and lease liabilities in accordance with ASU 2016-02. The Company is using the term of the current lease agreements in its right-of-use asset calculations. As the interest rate implicit in the lease was not readily available, the Company used its estimate of its incremental borrowing rates to determine the discount rates used in the asset calculations.

Note 8: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 for financial instruments measured at fair value on a recurring basis. The Company held an equity position valued at Level 1 (Level 1 securities are securities for which an active market exists, not requiring a significant degree of judgement), whose valuation was based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access. An amount of $110,538 was recorded in its financial statements.

Note 9: Revenue Recognition from Contracts with Customers

The following disclosures discuss the Company's revenue recognition accounting policies as governed by Topic 606, Revenue from Contracts with Customers. Most of the Company's revenue arises from contracts with customers. That revenue can be separated into two main categories. Transactional revenue is recognized at the settlement date or trade date of the product sale, which is when performance obligations have been satisfied. Asset under management (AUM) revenue, is recognized periodically over the life of the contract or relationship based on a fee rate that is applied to the average balance of managed assets over that period. Advisory fees are generally recognized over time as services are rendered and based either on a percentage of the market value of the assets under management (AUM revenue) or fixed based on the services provided to the client. The Company's execution of these services represents its related performance obligations. Quarterly fees are collected at the beginning of the period from the client's account and recognized ratably over the related billing period as the performance obligation is fulfilled. For fees that are fixed based on services provided to the client, the Company recognizes revenue when its performance obligations are satisfied.

Note 10: Subsequent Events

The Company has evaluated all material subsequent events through the date at which the financial statements were available to be issued on March 28, 2023, and determined that there are no events which took place that would have a material impact on its financial statements.

KIMELMAN & BAIRD, LLC

Schedule I
Statement of Net Capital
31-Dec-22

	Focus 12/31/22	Audit 12/31/22	Change
Members' Equity, December 31, 2022	$ 1,273,382	$ 1,273,382	-
Less: Non-allowable Assets			
Other Assets	163,033	163,033	-
Tentative net capital	1,110,349	1,110,349	-
Haircuts:	16,564	16,564	-
NET CAPITAL	1,093,785	1,093,785	-
Minimum net capital	11,321	11,321	-
Excess net capital	$ 1,082,464	$ 1,082,464	-
Aggregate indebtedness	$ 169,809	$ 169,809	-
Ratio of aggregate indebtedness to net capital	.16:1	.16:1	

Reconciliation: There were no noted differences between the audited financial statements and the focus filed at December 31, 2022.

KIMELMAN & BAIRD, LLC

December 31, 2022

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

KIMELMAN & BAIRD, LLC

800 Third Avenue – Suite 2300, New York, NY 10022

Assertions Regarding Exemption Provisions

Gentlemen:

We, as members of management of Kimelman & Baird, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period covering January 1, 2022, through December 31, 2022.

KIMELMAN & BAIRD, LLC

By:

Sheila Baird, Member/CCO

(Name and Title)

March 28, 2023



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, New York

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Kimelman & Baird, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kimelman & Baird, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Kimelman & Baird, LLC stated that Kimelman & Baird, LLC met the identified exemption provisions throughout the most recent year without exception. Kimelman & Baird, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kimelman & Baird, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Kimelman & Baird, LLC's auditor since 2020.

Norwell, Massachusetts

March 28, 2023

Members of
AICPA



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Kimelman & Baird, LLC
New York, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Kimelman & Baird, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P. C.

LMHS, P.C.

We have served as Kimelman & Baird, LLC's auditor since 2020.

Norwell, Massachusetts

March 28, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12-31-2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13028 FINRA DEC
KIMELMAN & BAIRD, LLC
800 THIRD AVENUE SUITE 2300
NEW YORK NY 10022-7779

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
SHEILA BAIRD 212686-0021

2. A.	General Assessment (item 2e from page 2)	$ 9,448.06
B.	Less payment made with SIPC-6 filed (exclude interest) 7-29-2022 Date Paid	(5,215.60)
C.	Less prior overpayment applied	(—)
D.	Assessment balance due or (overpayment)	4,232.46
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,232.46

G. PAYMENT: √ the box
Check mailed to P.O. Box [X] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $ 4,232.46

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KIMELMAN & BAIRD, LLC
(Name of Corporation, Partnership or other organization)

Sheila Baird
(Authorized Signature)

Dated the 28 day of February, 2023.

SHEILA BAIRD - MEMBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1-1-2022__
and ending __12-31-2022__

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __6,318,311__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.   __15,576__

        Total additions   __15,576__

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   __(2,744)__

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __(32,432)__

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

      5—

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   __(35,176)__

d. SIPC Net Operating Revenues $ __6,298,711__

e. General Assessment @ .0015 $ __9,448.06__

(to page 1, line 2.A.)

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